PURCHASE AGREEMENT
(IDC Technologies, Inc.)

This Purchase Agreement (this "Agreement"), dated as of April 28, 2025, is entered into between SPP Credit Advisors LLC, as administrative agent for certain lenders and as secured party with a mailing address at 550 5th Avenue, 12th Floor, New York, New York 10036 (in such capacity, the "Secured Party") and SPP Credit Advisors LLC, as transferee, with a mailing address at 550 5th Avenue, 12th Floor, New York, New York 10036 (the "Transferee"). Reference is made to that certain Loan Agreement, dated as of August 31, 2021 (as amended, restated, supplemented, or otherwise modified from time to time, the "Loan Agreement"), by and among Debtor (as defined below), the other borrowers referred to therein, the several financial institutions from time to time party thereto as Lenders (each of such Lenders, together with its successors and permitted assigns, collectively, the "Lenders"), and Secured Party. Capitalized terms used but not defined herein shall have the meanings ascribed to such term in the Loan Agreement, except that references to the UCC shall mean the Uniform Commercial Code as in effect on the date hereof in the State of California.

1. IDC Technologies, Inc., a California corporation ("Debtor"), with a mailing address and an office and principal place of business solely for purposes of notices and communications at 920 Hillview Court, Suite 250, Milpitas, CA, 95035, has defaulted in connection with Obligations under the Loan Agreement secured by all or substantially all of the personal property of the Debtor (the "Collateral"), including, without limitation, the shares of Atlantic International Corp. ("Atlantic") described on Schedule 1 hereto (the "Purchased Shares").

2. Secured Party, at the direction of and on behalf of the Lenders, has accelerated the Obligations and exercised post-default remedies with respect to the Collateral, including, without limitation, the Purchased Shares.

3. On November 13, 2024, Secured Party sent authenticated notifications of disposition (collectively, the "Notifications of Disposition") with respect to the Collateral to Debtor, Lyneer Investments, LLC, Lyneer Staffing Solutions, LLC, Lyneer Holdings, Inc., SPP Credit Advisors, LLC (the "Term Loan Agent"), CT Corporation System, and Prateek Gattani in accordance with Section 9611 of the UCC scheduling a public auction (the "Auction") for all or a portion of the Collateral on November 25, 2024 at the time and place set forth in each Notification of Disposition;

4. The date, time and place of the Auction was subsequently continued to April 28, 2025 (the "Auction").

5. At the Auction, Transferee hereby agrees to purchase the Purchased Shares, free and clear of all security interests, liens, claims, encumbrances and other interests in accordance with the Transfer Statement attached hereto as Exhibit A (the "Transfer Statement"), for the following purchase price consideration (the "Purchase Price Consideration"):

   a. a credit bid of $1 (One Dollar) of the Obligations; plus

   b. the agreement (which shall be deemed to be evidenced hereby without the need for further writing) to apply all cash received thereby from the sale of the Purchased Shares (net of any fees and expenses due pursuant to or in connection with the Loan Documents) to the Obligations in accordance with the Loan Agreement; plus

c.   subject to 9.615 of the UCC, the agreement (which shall be deemed to be evidenced hereby without the need for further writing) to return any unsold Purchased Shares to the Debtor solely upon and after the indefeasible and final Payment in Full (including, without limitation, the payment of all fees and expenses due pursuant to or in connection with the Loan Documents).

6.   The agreements of the Transferee contained herein are subject to the satisfaction of the following conditions precedent:

a.   The satisfaction of all conditions precedent set forth in Loan Agreement, as amended on the date hereof; and

b.   Execution of the Transfer Statement by all signatories thereto.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above:

SECURED PARTY:

SPP CREDIT ADVISORS LLC

By: SPP Principal Investors II LLC, its Manager

By:_____
Name: C. Todd Kumble
Title: Treasurer

TRANSFEREE:

SPP CREDIT ADVISORS LLC

By: SPP Principal Investors II LLC, its Manager

By:_____
Name: C. Todd Kumble
Title: Treasurer

Schedule 1

21,983,926 (Twenty-One Million Nine Hundred Eighty-Three Thousand Nine Hundred Twenty-Six) shares of Atlantic International Corp., Ticker Symbol ATLN (the "Purchased Shares") (which Purchased Shares shall, for the avoidance of doubt, consist of all of the issued and outstanding shares of Atlantic International Corp. owned by IDC Technologies, Inc. other than those shares that are, substantially concurrently herewith, being transferred to BMO Bank, N.A.)

Exhibit A

[Transfer Statement]

TRANSFER STATEMENT
(IDC Technologies, Inc.)

This Transfer Statement (this "Agreement"), dated as of April 28, 2025, is entered into between SPP Credit Advisors LLC, as administrative agent for certain lenders and as secured party with a mailing address at 550 5th Avenue, 12th Floor, New York, New York 10036 (in such capacity, the "Secured Party") and SPP Credit Advisors LLC, as transferee, with a mailing address at 550 5th Avenue, 12th Floor, New York, New York 10036 (the "Transferee"). Reference is made to that certain Loan Agreement, dated as of August 31, 2021 (as amended, restated, supplemented, or otherwise modified from time to time, the "Loan Agreement"), by and among Debtor (as defined below), the other borrowers referred to therein, the several financial institutions from time to time party thereto as Lenders (each of such Lenders, together with its successors and permitted assigns, collectively, the "Lenders"), and Secured Party. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Loan Agreement, except that references to the UCC shall mean the Uniform Commercial Code as in effect on the date hereof in the State of California.

WHEREAS, IDC Technologies, Inc., a California corporation ("Debtor"), with a mailing address and an office and principal place of business solely for purposes of notices and communications at 920 Hillview Court, Suite 250, Milpitas, CA, 95035, has defaulted in connection with Obligations under the Loan Agreement secured by all or substantially all of the personal property of the Debtor (the "Collateral"), including, without limitation, the shares of Atlantic International Corp. ("Atlantic") described on Schedule 1 hereto (the "Purchased Shares");

WHEREAS, Secured Party, at the direction of and on behalf of the Lenders, has accelerated the Obligations and exercised post-default remedies with respect to the Collateral, including, without limitation, the Purchased Shares;

WHEREAS, on November 13, 2024, Secured Party sent authenticated notifications of disposition (the "Notifications of Disposition") with respect to the Collateral to Debtor, Lyneer Investments, LLC, Lyneer Staffing Solutions, LLC, Lyneer Holdings, Inc., SPP Credit Advisors, LLC, as agent on behalf of itself and the lenders from time to time party to the Term Loan Credit Agreement (the "Term Loan Agent"), CT Corporation System, and Prateek Gattani in accordance with Section 9611 of the UCC scheduling a public auction (the "Auction") for all or a portion of the Collateral on November 25, 2024 at the time and place set forth in each Notification of Disposition;

WHEREAS, the Auction was subsequently continued to April 28, 2025 (the "Auction");

NOW, THEREFORE, KNOW ALL MEN BY THESE PRESENTS THAT:

1. The Transferee, being the highest and best bidder at the Auction, pursuant to the powers granted by Sections 9610 and 9617 of the UCC (the "Foreclosure Sale"), acquired the Purchased Shares at such Foreclosure Sale under that certain Purchase Agreement executed by the Secured Party and Transferee on the date hereof (such date, the "Effective Date") in exchange for the "Purchase Consideration," as such term is defined in the Purchase Agreement (the "Purchase Agreement").

2. The Purchased Shares are hereby granted, sold, assigned, conveyed, transferred and delivered to the Transferee such that immediately following the effectiveness of the Assignment, Transferee shall hold and own directly all Purchased Shares held directly by Debtor immediately prior to the Assignment.

3.   Effective upon the Effective Date, for good and valuable consideration, the ABL Agent, as agent on behalf of itself and the lenders from time to time party to the ABL Credit Agreement, hereby fully and finally waives any objection to the Auction or the sale or transfer of the Purchased Shares, and hereby indefeasibly and finally releases its lien on and security interest in the Purchased Shares (for avoidance of doubt, without the need for any further action).

4.   The Assignment is as is, where is, and Secured Party makes no representation, warranty, express or implied, and is free and clear of all liens, security interests, claims, encumbrances and other interests in the Purchased Shares as provided for in Section 9617 of the UCC, including, as set forth in Paragraph 3, any security interests of the ABL Agent.

5.   In connection with the default by the Debtor on its Obligations under the Loan Agreement secured by the Collateral, Atlantic International Corp. ("Atlantic") acknowledges and agrees that: (a) the Transferee is not an affiliate of Atlantic within the meaning of Rule 144 under the Securities Act of 1933 ("Rule 144") and has not been an affiliate of Atlantic at any time in the past 90 days; (b) the holding period under Rule 144 with respect to the Purchased Shares commenced on June 18, 2024, and Atlantic has been subject to the reporting requirements of section 13 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") and has filed all required reports under section 13(a) or 15(d) of the Exchange Act, as applicable, other than Form 8-K reports, and has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 under Regulation S-T, during the 12 preceding months; (c) the Auction and the sale or transfer of the Purchased Shares to the Secured Party and/or Transferee does not violate and is not subject to any restrictions set forth in Atlantic's articles of incorporation, bylaws, other organizational documents, or any other document or applicable law governing or relating to the Purchased Shares; (d) it will comply promptly with any written instructions from Transferee relating to the Purchased Shares, and will not comply with any instructions of any other person or entity with respect to the Purchased Shares; and (e) it will, within 5 Business Days from the date of a written instruction from the Transferee, comply with such instruction by facilitating the transfer of the Purchased Shares to be delivered to and deposited in the facilities of The Depository Trust Company without a restricted legend to an account specified by the Transferee; and (f) if it fails to timely comply with clause (e) or is unable to do so, Transferee shall be deemed to have a power of attorney providing it with full power and authority pursuant to this paragraph authorizing Transferee to take the actions required of Atlantic in clause (e) in its stead as if taken by Atlantic itself.

6.   The Transferee may present this agreement or a signed instruction in the form of Exhibit A to Atlantic, its transfer agent or any other appropriate person for purposes of registering the transfer of the Purchased Shares in its name or the name of its designee. Each of the undersigned will take such additional steps as may be reasonably necessary to assist the Transferee in the registration of the shares in its name or the name of its designee.

7.   To the extent any of the Purchased Shares is an asset requiring the consent of a third party in order to assign such asset or any rights with respect thereto to the Transferee and such consent has not been obtained prior to the date hereof, the rights with respect to such asset shall be deemed to have vested in the Transferee on or after the date hereof until such consent is obtained, including the transfer of funds to the Transferee that the Debtor collects and the exercise of any voting rights with respect to the Purchased Shares.

8.   This Agreement is intended solely to benefit the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other person or entity any legal or equitable right, benefit or remedy of any nature

whatsoever under or by reason of this Agreement. This Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

9. Neither this Agreement, nor any of the terms or provisions hereof, may be amended, modified, supplemented or waived, except by a written instrument signed by Secured Party and Transferee. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar), nor shall such waiver constitute a continuing waiver. No failure of any party hereto to insist upon strict compliance by any other party with any obligation, covenant, agreement or condition contained in this Agreement shall operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

10. This Agreement shall be governed by and construed in accordance with the internal laws of the State of California without giving effect to any choice or conflict of law provision or rule (whether of the State of California or any other jurisdiction). This Agreement may be executed in counterparts, each of which shall be an original, and all of which together shall constitute one and the same instrument. Delivery of executed counterpart signature pages of this Agreement by facsimile or other electronic transmission shall be effective as delivery of original counterpart signature pages to this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written:

SECURED PARTY:

SPP CREDIT ADVISORS LLC, as Agent

By: SPP Principal Investors II LLC, its Manager

By: _____
Name: C. Todd Kumble
Title: Treasurer

TRANSFEREE:

SPP CREDIT ADVISORS LLC

By: SPP Principal Investors II LLC, its Manager

By: _____
Name: C. Todd Kumble
Title: Treasurer

BMO BANK, N.A.
(AGREED AS TO PARAGRAPH 3)

By: _____
Name:
Title:

ATLANTIC INTERNATIONAL CORP.
(AGREED AS TO PARAGRAPH 5)

By: _____
Name: Michael Tenore
Title: Secretary/General Counsel

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written:

           SECURED PARTY:

           SPP CREDIT ADVISORS LLC

           By: SPP Principal Investors II LLC, its Manager

           By:_____
           Name: C. Todd Kumble
           Title: Treasurer

           TRANSFEREE:

           SPP CREDIT ADVISORS LLC

           By: SPP Principal Investors II LLC, its Manager

           By:_____
           Name: C. Todd Kumble
           Title: Treasurer

           BMO BANK N.A. (AGREED AS TO PARAGRAPH 3)

           By: _____
           Name: JOSEPH BASA
           Title: DIRECTOR

           ATLANTIC INTERNATIONAL CORP. (AGREED AS TO PARAGRAPHS 5 and 11)

           By: _____
           Name: Jeffrey Jagid
           Title: Chief Executive Officer

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written:


SECURED PARTY:

SPP CREDIT ADVISORS LLC, as Agent

By: SPP Principal Investors II LLC, its Manager

By: _____
Name: C. Todd Kumble
Title: Treasurer

TRANSFEREE:

SPP CREDIT ADVISORS LLC

By: SPP Principal Investors II LLC, its Manager

By: _____
Name: C. Todd Kumble
Title: Treasurer

BMO BANK, N.A.
(AGREED AS TO PARAGRAPH 3)

By: _____
Name:
Title:

ATLANTIC INTERNATIONAL CORP.
(AGREED AS TO PARAGRAPH 5)

Michael Tenore
By: _____
Name: Michael Tenore
Title: Secretary/General Counsel


Schedule 1

21,983,926 (Twenty-One Million Nine Hundred Eighty-Three Thousand Nine Hundred Twenty-Six) shares of Atlantic International Corp., Ticker Symbol ATLN (which shall, for the avoidance of doubt, consist of all issued and outstanding shares of Atlantic International Corp. owned by IDC Technologies, Inc. other than those shares that are, substantially concurrently herewith, being transferred to BMO Bank, N.A.)

Exhibit A

Reference is made to those certain 21,983,926 (Twenty-One Million Nine Hundred Eighty-Three Thousand Nine Hundred Twenty-Six) shares of Atlantic International Corp., Ticker Symbol ATLN (the "Purchased Shares") (which Purchased Shares shall, for the avoidance of doubt, consist of all issued and outstanding shares of Atlantic International Corp. owned by IDC Technologies, Inc. other than those shares that are, substantially concurrently herewith, being transferred to BMO Bank, N.A.).

Atlantic International Corp. and its transfer agent, or such other person deemed appropriate by the undersigned, are hereby instructed to register the transfer of the Purchased Shares from the name of IDC Technologies, Inc. to the name of SPP Credit Advisors LLC (the "Transferee") such that the Transferee is registered as the registered owner of the Purchased Shares. The Transferee hereby certifies to Atlantic International Corp. and its transfer agent that (i) it is eligible to have the Purchased Shares registered in its name; (ii) the undersigned representative of the Transferee has actual authority to act on behalf of the Transferee, and (iii) this instruction is genuine and authorized.

TRANSFEREE:

SPP CREDIT ADVISORS LLC

By: SPP Principal Investors II LLC, its Manager

By: _____
Name: C. Todd Kumble
Title: Treasurer

[Transfer Statement – Atlantic Shares (SPP)]